# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearmind Medicine Inc., CIK 0001892500
CUSIP: 185053402
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 101 - 1220 West 6th Avenue, Vancouver, British Columbia Canada (A1), V6H1A5
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001749628

## Reporting persons
- L.I.A. Pure Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 108,720; shared voting power 0; sole dispositive power 108,720; shared dispositive power 0; aggregate amount beneficially owned 108,720 (5% of the class)
  Comment: *Percentage calculated based on 2,088,806 common shares, no par value per share, of Clearmind Medicine Inc. (the "Issuer") issued and outstanding as of the reporting date, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Clearmind Medicine Inc.
Address of issuer's principal executive offices: 101 - 1220 West 6th Avenue, Vancouver, BRITISH COLUMBIA, CANADA, V6H1A5.

## Item 2. Person Filing
Name of person filing: L.I.A. Pure Capital Ltd.
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Amount beneficially owned by the Reporting Person consists of (i) 20,470 Common Shares and (ii) 93,231 Common Shares issuable upon the conversion of a convertible promissory note (the "Note") in the aggregate principial amount of $116,538.50, including the accrued interest thereon, assuming a conversion price of $1.25, the floor price of the Note, which may be acquired by the Reporting Person within 60 days of the date hereof through the conversion of the Note, and (iii) 229,000 Common Shares which may be acquired by the Reporting Person within 60 days of the date hereof through the exercise of a pre-funded warrant (the "Warrant").

The Note and the Warrant each include a blocker provision under which the Reporting Person does not have the right to exercise the Warrant or convert the Note, respectively, to the extent (but only to the extent) that such exercise or conversion would result in beneficial ownership by the Reporting Person, together with the Reporting Person's affiliates, and any other persons acting as a group together with the Reporting Person or any of the Reporting Person's affiliates, of more than 4.99% of the Ordinary Shares.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman/Chief Executive Officer (03/16/2026)